**AEM** SPA





**FILE NO. 82-4911**

N.
(da citare nella risposta)

AFG/SLS/SES/333/2005/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)



*BY COURIER*

July 15, 2005

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
JUL 25 2005



Encl.

AEM SPA



# PRESS RELEASE

**Appointment of Deputy Chairman and Strategy Committee**

**Milan, 15th July 2005** – AEM's Board of Directors, chaired by Mr Giuliano Zuccoli, appointed Mr Alberto Sciumè Deputy Chairman and created within itself a Strategy Committee with the task of making proposals, which are not binding, to the Board regarding strategy of the Company, major industrial and commercial issues, Strategic Plan, Operating Plan and budget.
Strategy Committee's Members are: Mr Giuliano Zuccoli – Chairman, Mr Mario Mauri, Mr Francesco Randazzo and Mr Aldo Scarselli.

**For further information:**
Investor Relations
Tel. 027720.3879
ir@aem.it
www.aem.it

AEM SPA



**FILE NO. 82-4911**

N.
(da citare nella risposta)

AFG/SLS/SES/336/2005/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

*BY COURIER*

July 18, 2005

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone
Company Secretary

Encl.

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720.1 - Fax +39 027720.3920
Capitale Sociale € 936.024.648,00 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - www.aem.it - aem@aem.it

AEM SPA 

enìa AGAC amps TESA

# Press Release

**Signed the agreements for the participation of Enìa in Delmi (company controlled by AEM SpA), which will control Edison jointly with EdF**

Milan, 18th July 2005

AEM S.p.A. ("**AEM**"), Società Elettrica Altoatesina - SEL S.p.A. ("**SEL**"), Dolomiti Energia S.p.A. ("**DE**"), Mediobanca – Banca di Credito Finanziario S.p.A. ("**Mediobanca**"), Banca Popolare di Milano S.c.ar.l. ("**BPM**") and Fondazione Cassa di Risparmio di Torino ("**CRT**") and Enìa S.p.A. have today signed an agreement, integrating and modifying the similar agreement already signed last 7th July, which concerned investment and shareholders'pact (l'"**Accordo**") for Delmi S.p.A. ("**Delmi**").
Following the new agreement, Delmi's equity is thus allocated: AEM (51%), Enìa (15%), SEL (10%), DE (10%), Mediobanca (6%), CRT ( 5%) and BPM (3%).

The investment of Enìa in Delmi, and therefore in Edison, is motivated by its willingness to develop further the industrial partnership with Edison in order to strengthen Enìa and make it more competitive in the sales of electricity and gas in the next few years.
The signed agreements will also let Enìa develop possible commercial and industrial synergies with AEM S.p.A. and the other industrial partners.

**Contacts:**

AEM S.p.A.
Media Relations
Tel.: +39 02 77 20 30 93
e-mail: ufficiostampa@aem.it
web: http://www.aem.it
*Investor Relations*
Tel.: +39 02 77 20 38 79
e-mail: ir@aem.it

Enìa S.p.A. – Media Relations
Tel.: +39 335 7723476
e-mail: selina.xerra@eniaspa.it